UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

COLONIAL PROPERTIES TRUST
(Name of Issuer)
COMMON SHARES OF BENEFICIAL INTEREST, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)
195872 10 6
(CUSIP Number)
THOMAS H. LOWDER
2101 SIXTH AVENUE NORTH, SUITE 750
BIRMINGHAM, AL 35203
(205) 250-8700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 6, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	195872 10 6

1	NAMES OF REPORTING PERSONS Thomas H. Lowder

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF, OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,370,420 1,040,194 (upon exercise of options and redemption of units of limited partnership interest of Colonial Realty Limited Partnership (“Units”))

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 695,175 (upon redemption of Units)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,370,420 1,040,194 (upon exercise of options and redemption of Units)

WITH	10	SHARED DISPOSITIVE POWER

0 695,175 (upon redemption of Units)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,105,789

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	195872 10 6

1	NAMES OF REPORTING PERSONS James K. Lowder

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF, OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,074,539 769,831 (upon exercise of options and redemption of Units)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 695,175 (upon redemption of Units)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,074,539 769,831 (upon exercise of options and redemption of Units)

WITH	10	SHARED DISPOSITIVE POWER

0 695,175 (upon redemption of Units)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,539,545

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1.	Security and Issuer.
This Amendment No. 5 relates to the Common Shares of Beneficial Interest, par value $0.01 per share (“Common Shares”), of Colonial Properties Trust, an Alabama real estate investment trust (the “Issuer”). The principal executive offices of the Issuer are located at 2101 Sixth Avenue North, Suite 750, Birmingham, Alabama 35203.
This Amendment No. 5 amends and supplements, to the extent set forth below, Amendment No. 4 to Schedule 13D filed on August 20, 2009 by Thomas H. Lowder and James K. Lowder.

Item 2.	Identity and Background.
Item 2 is hereby amended and supplemented as follows:
This statement is being filed by Thomas H. Lowder and James K. Lowder. Thomas H. Lowder and James K. Lowder are collectively referred to herein as the “Reporting Persons.”

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and supplemented as follows:
This amendment is being filed to update the beneficial ownership information of the Reporting Persons through October 6, 2009. On October 6, 2009, Thomas H. Lowder, indirectly through THL Capital Holdings, LLC, an entity owned and controlled by Thomas H. Lowder (“THL Capital”), acquired 50,000 Common Shares in connection with the Issuer’s recent public offering of 10,530,000 Common Shares at a public offering of $9.50 per share. The Common Shares included in the offering were offered to the public pursuant to a prospectus supplement, dated September 30, 2009, to the prospectus included in the Issuer’s shelf registration statement on Form S-3 (File No. 333-158081). On October 6, 2009, the Issuer closed the public offering for an aggregate total of 12,109,500 Common Shares, which amount includes 1,579,500 Common Shares issued pursuant to the underwriters’ over-allotment option. The purchase price paid by THL Capital for the acquisition of its 50,000 Common Shares was $475,000, or $9.50 per Common Share. The payment of the purchase price was made with personal funds of Mr. Lowder.

Item 4.	Purpose of the Transaction.
Item 4 is hereby amended and supplemented as follows:
This Amendment No. 5 is being filed to update the number of Common Shares owned by Thomas H. Lowder as a result of the acquisition of Common Shares described in Item 3 above. Mr. Lowder acquired the Common Shares for investment. Mr. Lowder may, from time to time, in the ordinary course of his business, invest in additional Common Shares or may, depending upon market conditions and other factors deemed relevant, engage in a sale or other disposition of all or a portion of the Common Shares and Units reported herein.

The Reporting Persons have no present plans or proposals that relate to or would result in the acquisition or disposition of additional securities of the Issuer by any person, an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of any of the Issuer’s assets, a change in the present Board of Trustees or management of the Issuer, a change in the present capitalization or dividend policy of the Issuer, or any other material change in the Issuer’s business or corporate structure, changes in the Issuer’s Declaration of Trust or bylaws or with respect to the delisting or deregistration of any of the Issuer’s securities.

Item 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended and supplemented as follows:
(a) and (b)
The Reporting Persons beneficially own, in the aggregate, 4,950,159 Common Shares (which includes 2,144,771 Common Shares issuable upon redemption of Units and 360,429 Common Shares issuable upon exercise of options that are currently exercisable or become exercisable within 60 days). The Common Shares beneficially owned by the Reporting Persons represent approximately 7.2% of the outstanding Common Shares as of October 6, 2009 (assuming that all of the Common Shares underlying Units owned by the Reporting Persons, and all of the Common Shares issuable upon exercise of options owned by the Reporting Persons that are currently exercisable or become exercisable within 60 days, were outstanding on October 6, 2009).
Of the Common Shares beneficially owned by the Reporting Persons, Thomas H. Lowder may be deemed to beneficially own 3,105,789 Common Shares, or approximately 4.6% of the class of securities, comprised of (a) 589,685 Common Shares which he owns outright, (b) 701,400 Common Shares owned by THL Capital, (c) 21,319 Common Shares owned by THL Investments, LLC, a limited liability company controlled by Thomas H. Lowder (“THL Investments”), (d) 58,016 Common Shares owned pursuant to the Issuer’s 401(k) plan, (e) 43,035 Common Shares subject to options held in trust for the benefit of Thomas H. Lowder’s children and exercisable within 60 days, (f) 272,394 Common Shares subject to options owned by Thomas H. Lowder and exercisable within 60 days, (g) 635,350 Units owned by Thomas H. Lowder, (h) 89,415 Units owned by THL Investments, and (i) 695,175 Units owned by Colonial Commercial Investments, Inc., an Alabama corporation indirectly owned and controlled equally by Thomas H. Lowder and James K. Lowder and trusts under their control (“CCI”).
As of the date hereof, Thomas H. Lowder has the sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of, 2,410,614 Common Shares beneficially owned by him (which includes an aggregate of 1,040,194 Units and Common Shares subject to options exercisable within 60 days) and has shared power to vote or direct the voting of, and shared power to dispose or direct the disposition of, 695,175 Units beneficially owned by him (such 695,175 Units are owned by CCI, as described below).

Of the Common Shares beneficially owned by the Reporting Persons, James K. Lowder may be deemed to beneficially own 2,539,545 Common Shares, or approximately 3.7% of the class of securities, including (a) 306,702 Common Shares which he owns outright, (b) 651,400 Common Shares owned by JKL Capital Holdings, LLC, an entity owned and controlled by James K. Lowder, (c) 114,837 Common Shares owned pursuant to the Issuer’s 401(k) plan, (d) 1,600 Common Shares owned by JKL Investments, LLC, a limited liability company controlled by James K. Lowder (“JKL Investments”), (e) 45,000 Common Shares subject to options exercisable within 60 days, (f) 635,351 Units held directly, (g) 89,285 Units owned by JKL Investments, (h) 695,175 Units owned by CCI, and (i) 195 Units held in trust for the benefit of James K. Lowder’s children.
As of the date hereof, James K. Lowder has the sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of, 1,844,370 Common Shares beneficially owned by him (which includes an aggregate of 769,831 Units and Common Shares subject to options exercisable within 60 days) and has shared power to vote or direct the voting of, and shared power to dispose or direct the disposition of, 695,175 Units beneficially owned by him (such 695,175 Units are owned by CCI, as described below).
CCI is wholly owned by The Colonial Company, a corporation wholly owned by Thomas H. Lowder and James K. Lowder and trusts under their control. CCI beneficially owns 695,175 Units. By virtue of their control of CCI, Thomas H. Lowder and James K. Lowder are each deemed to have shared voting and dispositive power with respect to all Units owned by CCI.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Not applicable.

Item 7.	Material to be Filed as Exhibits.
Not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 to Schedule 13D is true, complete and correct.
Dated: October 19, 2009

/s/ Thomas H. Lowder
Thomas H. Lowder

/s/ James K. Lowder
James K. Lowder

Exhibit A
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of this statement and any subsequent amendments thereto.
Dated: October 19, 2009

/s/ Thomas H. Lowder
Thomas H. Lowder

/s/ James K. Lowder
James K. Lowder